Exhibit 99.1

JULY 30, 2020 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES
ANNOUNCES 2020 SECOND QUARTER
RESULTS

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) has released its results for the second quarter ended June 30, 2020 (all figures in U.S. dollars).

SECOND QUARTER HIGHLIGHTS

●	Attributable gold equivalent ounces sold[1] of 10,920 ounces (Q2 2019 — 16,356 ounces);

●	Revenue of $18.7 million (Q2 2019 — $21.5 million);

●	Cash flows from operating activities, excluding changes in non-cash working capital[1] of $13.4 million (Q2 2019 — $14.5 million);

●	Average cash cost per attributable gold equivalent ounce[1] of $257 resulting in cash operating margins[1] of $1,458 per ounce (Q2 2019 — $301 per ounce and $1,013 per ounce respectively);

●	Net income of $7.1 million (Q2 2019 — net income of $2.4 million);

●
Capital: As at June 30, 2020, Sandstorm has a strong balance sheet with over $40 million in cash, over $70 million in equity and debt investments, strong operating cash flows, and an undrawn revolving credit facility of $225 million.

o	Early Warrant Exercise Incentive Program: In April 2020, the Company completed the early warrant exercise incentive program providing proceeds of $50.3 million.

o	Monetization of non-core assets: During the second quarter, the Company received over $25 million in cash from the sale and redemption of a portion of the Company’s debt and equity investments.

OUTLOOK

Due to the unknown long-term effects of the current global health pandemic, Sandstorm withdrew the Company’s 2020 production guidance. Based on the Company’s existing royalties, attributable gold equivalent ounces sold are forecasted to be approximately 125,000 ounces in 2024.

FINANCIAL RESULTS

Sandstorm’s revenue during the second quarter of 2020 was $18.7 million compared with $21.5 million for the comparable period in 2019. The decrease is largely due to a 33% decrease in the attributable gold equivalent ounces sold, partially offset by a 31% increase in the average realized selling price of gold.

Net income was higher when compared to the same period in 2019 primarily due to a $3.7 million increase in the gains recognized on the revaluation of the Company’s investments; whereby a gain of $5.1 million was recognized during the second quarter of 2020 largely driven by an increase in fair value of the Americas Gold and Silver Corp. convertible debenture and Equinox Gold Corp. warrants. Other factors impacting the increase in net income include a $2.1 million decrease in the cost of sales, partly due to a decrease in the attributable gold equivalent ounces sold.

STREAMS & ROYALTIES

Of the gold equivalent ounces sold by Sandstorm during the second quarter of 2020, approximately 11% were attributable to mines located in Canada, 15% from the rest of North America, 47% from South America and 27% from other countries.

	THREE MONTHS ENDED JUNE 30, 2020
	Revenue (In Millions)	Gold Equivalent Ounces
Canada	$2.1	1,223
North America excl. Canada	$2.8	1,646
South America	$8.7	5,098
Other	$5.1	2,953
Total	$18.7	10,920

Canada

Streams and royalties on Canadian mines contributed 74% fewer gold equivalent ounces to Sandstorm when compared to the second quarter of 2019. The change is primarily due to a decrease in royalty revenue from the Diavik mine in the Northwest Territories and a decrease in gold equivalent ounces sold from the Bachelor Lake mine in Québec and the Ming mine in Newfoundland.

North America Excluding Canada

The gold equivalent ounces sold from operations located within North America, but outside of Canada, decreased by 36% compared to the second quarter in 2019. The changes were driven by a decrease in gold equivalent ounces sold from the Santa Elena mine in Mexico, partially offset by an increase in gold equivalent ounces sold from the Relief Canyon mine in Nevada. In May 2020, Sandstorm received its first monthly gold delivery from Americas Gold and Silver Corp. under the Relief Canyon stream agreement.

▶	SANTA ELENA STREAM

In April 2020, First Majestic Silver Corp. (“First Majestic”) announced that it had temporarily suspended operations at the Santa Elena mine in accordance with Mexico’s Ministry of Health’s Decree to mitigate the spread and transmission of COVID-19. First Majestic began implementing restart procedures in mid-May following the announcement that mining activities were deemed an essential business throughout Mexico. Operations at the Santa Elena mine are now back to normal production rates.

For more information, refer to www.firstmajestic.com and see the press releases dated April 3, 2020, May 14, 2020 and July 15, 2020.

South America

Operations in South America contributed 13% less gold equivalent ounces when compared to the second quarter of 2019. The change is primarily due to a decrease in gold equivalent ounces sold from the Chapada mine in Brazil and the Cerro Moro mine in Argentina. The decrease was partially offset by the increase in royalty revenue from the Aurizona mine in Brazil, which commenced commercial production in July 2019.

Other

Streams and royalties on mines in other countries contributed 5% less gold equivalent ounces sold when compared to the second quarter of 2019. The change is primarily due to a decrease in royalty revenue from certain other royalties, partially offset by an increase in gold equivalent ounces sold from the Karma mine in Burkina Faso.

WEBCAST & CONFERENCE CALL DETAILS

A conference call will be held on Friday, July 31, 2020 starting at 8:30am PDT to further discuss the second quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 778-560-2839
North American Toll-Free: (+1) 833-968-2150
Conference ID: 9499749
Webcast URL: https://bit.ly/2WF1vrC

Note 1

Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including average cash cost per attributable gold equivalent ounce, average realized gold price per attributable gold equivalent ounce, cash operating margin, and cash flows from operating activities excluding changes in non-cash working capital. Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of attributable gold equivalent ounces sold. The Company presents average cash cost per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. Average realized gold price per attributable gold equivalent ounce is calculated by dividing the Company’s revenue by the number of attributable gold equivalent ounces sold. The Company presents average realized gold price per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized gold price per attributable gold equivalent ounce. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company has also used the non-IFRS measure of cash flows from operating activities excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Sandstorm has included attributable gold equivalent ounces as a performance measure in this press release which does not have any standardized meaning prescribed by IFRS. The Company’s royalty and other commodity stream revenue is converted to an attributable gold equivalent ounce basis by dividing the royalty and other commodity stream revenue for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold and may be subject to change. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	KIM BERGEN
CHIEF FINANCIAL OFFICER	CAPITAL MARKETS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 200 royalties, of which 24 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2019 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 30, 2020 available at www.sedar.com and most recent annual report filed on Form 40-F with the SEC on www.sec.gov. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.